

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via E-mail
George E. Anastassov
Chief Executive Officer
AXIM International, Inc.
18 East 50th Street, 5th Floor
New York, NY 10022

> **Re:** **AXIM International, Inc.**
> **Revised Preliminary Information Statement on Schedule PRE 14C**
> **Form 8-K**
> **Filed May 23, 2014**
> **File No. 000-54296**

Dear Mr. Anastassov:

We have reviewed your filings and have the following comments.

Form 8-K filed May 23, 2014

1.   We note your statement that "[t]here are no arrangements or understandings among members of the … new control group[] … with respect to the elections of directors or other matters." Given Sanammad Foundation's and Medical Marijuana's partnership in the joint venture, it appears that an agreement existed between these parties regarding the appointment of Messrs. Anastassov, Van Damme, and Changoer to their positions as officers and directors of your company. Please advise or amend the Form 8-K to revise your disclosure accordingly. For guidance, please refer to Item 5.01(a)(7) of Form 8-K.

Revised Preliminary Information Statement on Schedule PRE 14C

General

2.   Please note that an amendment to a preliminary information statement on Schedule 14C should be coded as PRER14C. Please ensure that you properly code the next EDGAR submission of the revised preliminary information statement.

3.   We note your statement in the letter to shareholders that "[t]his Information Statement is being mailed on or about April 30, 2014" to all stockholders of record as of the close of business on April 21, 2014," and that similar disclosure is on the first page of your information statement. Pursuant to the requirements of Rule 14c-5(c) under the Exchange Act of 1934, please ensure that in your next amendment you update all

requisite dates accordingly. Please advise whether the information statement has already been mailed to the shareholders despite not having been filed in definitive form.

4.   We note your statement that you will not file the amendment to your Articles of Incorporation until 20 days after mailing this information statement to your stockholders, and anticipate filing your amendment on May 20, 2014. Please update the date accordingly or advise whether you have already amended your Articles of Incorporation.

5.   We note your response to comment one of our letter dated May 20, 2014; however, you provide no legal analysis as to why Item 14 of Schedule 14A would not be applicable with respect to the change in control transaction described in the information statement. Given that your disclosures indicate a change in the direction of your business, and that you currently contemplate, or have already engaged in, a change in control transaction, please revise your disclosures to comply with our prior comment one in full. Otherwise, please provide us with a detailed analysis as to why you would not be required to comply with the disclosure requirements of Item 14 of Schedule 14A.

6.   We note your revised disclosure in response to comment two of our letter dated May 20, 2014. You currently state that "the number of authorized shares of capital stock of the Company [is] … one hundred ninety five million (195,000,000) shares of common stock." This figure does not include the five million shares of preferred stock authorized for issuance. Please revise to accurately describe your currently authorized capital. Please ensure that your disclosure clearly states the number of shares of common and preferred stock you will be authorized to issue upon amendment of your articles of incorporation.

7.   We note your revised disclosure in response to comment four of our letter dated May 20, 2014. However, it is not readily apparent what relevance Canchew Bio-technologies, LLC has regarding the matters to be acted upon in this information statement. Please refer to Item 3 of Schedule 14C. Please revise your disclosure to comply with our prior comment four in full.

        Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: Phillip E. Koehnke, Esq. (*Via E-mail*)
        Phillip E. Koehnke, APC